PROSPECTUS SUPPLEMENT
                      (TO PROSPECTUS DATED AUGUST 5, 1996)

                                 500,000 SHARES

                                  MASTEC, INC.

                                  COMMON STOCK

        This Prospectus Supplement relates to the issuance from time to time by MasTec, Inc., a Delaware corporation (the "Company"), of shares of the Company's common stock, $.10 par value (the "Common Stock"), in an aggregate amount of up to 500,000 shares, upon terms to be determined at the time of each such offering. The Common Stock may be offered in such amounts, at such prices and on such terms to be set forth in one or more additional supplements to this Prospectus (a "Supplement").

        The Common Stock is to be offered directly by the Company in connection with the acquisition of the assets of, or ownership interests in, certain entities engaged in the same or similar lines of business as the Company or any of its subsidiaries. The specific terms under which the Common Stock is being offered in connection with the delivery of this Prospectus Supplement will be set forth in a future Supplement and will include the specific number of shares of Common Stock and the issuance price per share. This Prospectus may not be used to consummate sales of Common Stock unless accompanied by a Prospectus Supplement.

        On November 22, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Harrison-Wright Company, Incorporated, a North Carolina telecommunications contractor, for approximately $11 million in Common Stock (aproximately 260,000 shares valued at current market prices), which Common Stock is being issued pursuant to a previous Prospectus Supplement.

        SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMMON STOCK.

                    -----------------------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
          THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                    -----------------------------------------

                The date of this Prospectus is December 9, 1996.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is listed on the Nasdaq National Market under the symbol "MASX." Reports, proxy and information statements and other information concerning the Company can also be inspected at the Nasdaq National Market at 1735 17th Street, N.W., Washington, D.C. 20006.

     This Prospectus Supplement constitutes part of a Registration Statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement") and does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits and schedules thereto. Statements made in this Prospectus Supplement as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and such statement is qualified in its entirety by such reference.

                      INFORMATION INCORPORATED BY REFERENCE

     The following documents, previously filed by the Company with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

     The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

     The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1996;

     The Company's Current Reports on Form 8-K filed April 1, May 15, and July 15, 1996; and

     The Company's Proxy Statement for its 1996 Annual Meeting of Stockholders dated May 16, 1996.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus Supplement, shall be deemed to be incorporated by reference into this Prospectus Supplement and made a part of this Prospectus Supplement from the date any such document is filed. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained in this Prospectus Supplement (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein) specifically modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus Supplement except as so modified or superseded. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, incorporated herein by reference.

     This Prospectus Supplement incorporates documents by reference that are not presented herein or delivered herewith. These documents and any previous Prospectus Supplements are available upon request from MasTec, Inc., 3155 N.W. 77th Avenue, Suite 130, Miami, Florida 33122-1205, telephone (305) 599-1800,
Attention: Nancy J. Damon, Corporate Secretary.

                                   THE COMPANY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT.

         MasTec, Inc. (together with its subsidiaries and affiliates, "MasTec" or the "Company") is one of the world's largest contractors specializing in the build-out of telecommunications infrastructure. The Company's principal business consists of the design, installation, and maintenance of the outside physical plant for telephone and cable television communications systems ("outside plant services"), including the installation of aerial, underground and buried copper, coaxial and fiber optic cable networks and the construction of wireless antenna networks for telecommunication service companies such as local exchange carriers, long-distance carriers, competitive access providers, cable television operators and cellular phone companies. The Company also installs central office switching equipment ("switching"), and provides design, installation and maintenance of integrated voice, data and video local area networks and wide area networks inside buildings ("inside wiring"). The Company believes it is the largest independent contractor providing telecommunications infrastructure construction services in the United States and Spain and one of the largest in Argentina, Chile and Peru.

         The Company is able to provide a full range of infrastructure services to its telecommunications company customers. Domestically, the Company primarily provides outside plant services to local exchange carriers such as BellSouth Telecommunications, Inc. ("BellSouth"), U.S. West Communications, Inc., SBC Communications, Inc., United Telephone of Florida, Inc. (a subsidiary of Sprint Corporation) and GTE Corp. MasTec currently has 20 exclusive, multi-year service contracts ("master contracts") with regional bell operating companies ("RBOCs") and other local exchange carriers to provide all of their outside plant requirements up to a specific dollar amount per job and within certain geographic areas. Internationally, the Company provides outside plant services, turn-key switching system installation and inside wiring services to Telefonica de Espana, S.A. ("Telefonica") and its affiliates under multi-year contracts similar to those in the U.S. Telefonica has committed to award Sistemas e Instalaciones de Telecomunicacion, S.A. ("Sintel"), a subsidiary of the Company, a minimum of 75 billion Spanish pesetas ("Peseta") of work in Spain over a three-year period commencing January 1, 1996 at market prices (anticipated to be approximately $200 million per annum based on current exchange rates).

         The Company also provides outside plant services to long distance carriers such as MCI Communications Corporation and Sprint Corporation, competitive access providers such as MFS Communications Company, Inc., Sprint Metro and MCI Metro (the local telephone subsidiaries of Sprint and MCI), cable television operators such as Time Warner, Inc., Continental Cablevision, Inc. and Media One, and wireless communications providers such as PCS Primeco and Sprint Spectrum, L.P. Inside wiring services are being provided by the Company to large corporate customers such as First Union National Bank, IBM, Medaphis Corp., Smith Barney, Inc. and Dean Witter Reynolds, Inc., and to universities and government agencies. The Company also provides infrastructure services to public utilities and the traffic control and highway safety industry, and provides general construction and project management services to state and local governments.

         The telecommunications industry which the Company services is undergoing fundamental changes in most markets throughout the world. The Telecommunications Act of 1996 in the United States, agreements among participating countries in the European Community and privatization and regulatory initiatives in South and Central America are removing barriers to competition. In addition, growing customer demand for enhanced voice, video and data telecommunications have increased bandwidth requirements and highlighted network bandwidth limitations in many markets.

         The Company believes that these industry trends will create increased demand for telecommunications infrastructure services in four ways.

/bullet/ Increased customer demand for bandwidth will compel services providers to upgrade existing networks to broadband technologies such as fiber optic cable.

/bullet/ Competitive pressures will force existing service providers to attempt to reduce their cost structures, leading to increased outsourcing of outside plant services to lower cost independent contractors.

/bullet/ New service providers in previously monopolistic markets will ultimately require their own infrastructure.

/bullet/ Deployment of more powerful multi-media computers in business will increase the demand for inside wiring services to install communications networks with greater bandwidth capacity.

         The Company believes that it is well positioned to capitalize on these trends and is pursuing a strategy of growth in its core business through internal expansion and strategic acquisitions. The Company believes that the volume of business generated under existing contracts will increase as a result of the anticipated general increase in demand for its services. In addition, the Company believes that its reputation for quality and reliability, operating efficiency, financial strength, technical expertise, presence in key geographic areas and ability to achieve economies of scale provide competitive advantages in bidding for and winning new contracts for telecommunication infrastructure projects.

         The Company also plans to continue to make strategic acquisitions. In April 1996, MasTec acquired Sintel, the largest telecommunications infrastructure contractor in Spain, from Telefonica, the sole provider of public switched telephony in Spain (the "Sintel Acquisition"). The Sintel Acquisition has positioned the Company to take advantage of increased competition coming to Europe and the rapid upgrading of telecommunications services expected in Latin America. In the United States, the Company is continuing to pursue opportunities to acquire selected operators that will enable the Company to expand its geographic coverage and customer base without the risks and expense of start-up operations and to acquire additional management talent for future growth. On November 22, 1996, the Company acquired substantially all of the assets of Harrison-Wright Company, Incorporated, a North Carolina telecommunications contractor.

     The principal executive offices of the Company are located at 3155 N.W. 77th Avenue, Miami, Florida, 33122-1205, telephone (305) 599-1800.

                           SELECTED FINANCIAL INFORMATION

         The following table presents selected historical financial data of the Company as of the dates and for the periods indicated. This data is derived from the audited and unaudited Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Report on Form 10-Q for the nine months ended September 30, 1996, respectively, both incorporated herein by reference. These Financial Statements, the related notes, and the discussion in the Form 10-K and Form 10-Q under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" are important and should be read in conjunction with the selected financial information presented below. The unaudited data set forth below includes, in the opinion of management, all material adjustments, consisting only of normal recurring accruals, necessary for a fair presentation.

                                           (In thousands, except per share amounts)
                                                                                                      NINE MONTHS ENDED
                                                                                                        SEPTEMBER 30,
                                                    YEAR ENDED DECEMBER 31,                              (UNAUDITED)
                                  --------------------------------------------------------------    ------------------------


                                        1991        1992         1993        1994         1995             1995      1996 (7)
                                         (1)         (1)          (1)         (2)
Income statement data:
Revenue                              $31,588     $34,136      $44,683    $111,294     $174,583        $ 120,439      $313,575
Operating income                       5,463       8,313      $ 5,474    $  9,881     $ 17,827        $  14,229      $ 33,262
                                       -----       -----      -------    --------     --------        ---------      --------
Interest expense, net of
  interest and dividend
  income (3)                           (198)       (174)        (182)       2,118        1,605            1,350         5,228
Special charges (4)                        0           0            0           0       23,086           15,386             0
Other (expense) income, net               85         209         (81)       1,009        2,028            1,761           959
Equity in (losses) earnings of
  unconsolidated companies
  and minority interest                (446)       (416)        1,177         247        (139)             (83)         1,377
Provision (benefit) for
  income taxes (5)                     1,992       3,113        2,539       3,211      (1,835)            (290)        10,940
                                       -----       -----        -----       -----      -------            -----        ------
Income (loss) from
  continuing operations               $3,308      $5,167     $  4,213    $  5,808     $(3,140)           $(539)       $19,430
                                      ======      ======     ========    ========     ========           ======       =======
Net income (loss)                     $3,308      $5,167     $  4,213    $  6,633       $(609)           $2,926       $19,606
                                      ======      ======     ========    ========       ======           ======       =======

Average shares outstanding (6)        10,250      10,250       10,250      16,077       16,046           16,043        16,572
                                      ======      ======       ======      ======       ======           ======        ======
Earnings (loss) per share
  from continuing operations           $0.32       $0.50        $0.41       $0.36      $(0.20)          $(0.03)         $1.17
                                       =====       =====        =====       =====       ======            =====          ====


Balance sheet data:
Property and equipment, net            2,406      $3,656       $4,632    $ 40,102     $ 44,571                       $ 55,072
Total assets                          11,733      23,443       21,325    $142,452     $170,163                       $440,639
Total long-term debt                     371         855        3,579    $ 35,956     $ 44,226                       $ 78,834
Stockholders' equity                   9,436      15,690       10,943    $ 50,874     $ 50,504                       $ 81,655

------------------------------------------------

(1) Includes the results and financial condition of Church & Tower, Inc. and Church & Tower of Florida, Inc. (collectively, "Church & Tower") only.

(2) Includes the results of Church & Tower for the full year 1994, the results of Burnup & Sims, Inc. ("Burnup & Sims") from March 11, 1994 through the end of 1994, and the results of Designed Traffic Installation Company, Inc. ("DTI") from June 22, 1994 through the end of 1994.

(3) Included is interest due to stockholders from outstanding notes amounting to $223,000 for the year ended December 31, 1994, $135,000 for the year ended December 31, 1995 and $135,000 and $0 for the nine months ended September 30, 1995 and 1996, respectively, net of interest accrued from notes from stockholders amounting to $304,000 for the year ended December 31, 1994, $289,000 for the year ended December 31, 1995 and $241,000 and $137,000 for the nine months ended September 30, 1995 and 1996, respectively.

(4)      Consists of writedowns of certain real estate and other investments.

(5) Church & Tower was not subject to income taxes because it was an S corporation and, consequently, income from continuing operations for 1991, 1992 and 1993 and the results of operations prior to the Burnup Acquisition have been adjusted to reflect a pro forma provision for income taxes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," incorporated by reference into this Prospectus Supplement from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, for a discussion of the Burnup Acquisition.

(6) The 1993 average shares outstanding reflect the shares of Common Stock of the Company received by the former shareholders of Church & Tower pursuant to the Burnup Acquisition.

(7)      Includes the results of Sintel for the two months ended June 30, 1996.

                                  RISK FACTORS

         AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS PROSPECTS BEFORE PURCHASING ANY SHARES OF COMMON STOCK.

         THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A "SAFE HARBOR" FOR FORWARD-LOOKING STATEMENTS. CERTAIN STATEMENTS INCLUDED IN THIS PROSPECTUS SUPPLEMENT ARE FORWARD-LOOKING, SUCH AS STATEMENTS REGARDING THE COMPANY'S GROWTH STRATEGY. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON THE COMPANY'S CURRENT EXPECTATIONS AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS IN THE FUTURE TO DIFFER SIGNIFICANTLY FROM RESULTS EXPRESSED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS MADE BY, OR ON BEHALF OF, THE COMPANY. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, UNCERTAINTIES RELATING TO THE COMPANY'S RELATIONSHIPS WITH KEY CUSTOMERS AND IMPLEMENTATION OF THE COMPANY'S GROWTH STRATEGY. THESE AND OTHER RISKS ARE DETAILED BELOW AS WELL AS IN OTHER DOCUMENTS FILED BY THE COMPANY WITH THE COMMISSION.

DEPENDENCE ON KEY CUSTOMERS

         For the year ended December 31, 1995, Sintel and the Company derived a substantial portion of their revenue from the provision of telecommunication infrastructure services to certain key customers. Approximately 88% of Sintel's revenue was derived from Telefonica and its affiliates, and approximately 42% of the Company's revenue from continuing operations was derived from services performed for BellSouth. On a pro forma basis, after giving effect to the Sintel Acquisition, 52% of the Company's revenue from continuing operations for the year ended December 31, 1995, would have been derived from services performed for Telefonica; and 17% of its revenue would have been derived from services performed for BellSouth. Although the Company's strategic plan envisions diversification of its customer base, the Company anticipates that it will continue to be dependent on Telefonica and its affiliates and BellSouth for a significant portion of its revenue. There are a number of factors that could adversely affect Telefonica or BellSouth and their ability or willingness to fund capital expenditures in the future, which in turn could negatively affect the Company, including the potential adverse nature of, or the uncertainty caused by, changes in governmental regulation, technological changes, increased competition, adverse financing conditions for the industry and economic conditions generally.

RISK INHERENT IN GROWTH STRATEGY

         The Company has grown rapidly through the acquisition of other companies, including Sintel. The Company anticipates that it will make additional acquisitions and is actively seeking and evaluating new acquisition candidates. There can be no assurance, however, that the Company will be able to continue to identify and acquire appropriate businesses or obtain financing for such acquisitions on satisfactory terms. The Company's growth strategy presents the risks inherent in assessing the value, strengths and weaknesses of growth opportunities, in evaluating the costs and uncertain returns of expanding the operations of the Company and in integrating existing operations with new acquisitions. The Company's growth strategy also assumes there will be significant increase in demand for telecommunications services, which may not materialize. The Company's anticipated growth may place significant demands on the Company's management and its operational, financial and marketing resources. The Company's operating results could be adversely affected if it is unable to successfully integrate new companies into its operations. Future acquisitions by the Company could result in potentially dilutive issuances of securities, the incurrence of additional debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's profitability.

CERTAIN RISKS ASSOCIATED WITH SINTEL

         HISTORICAL LOSSES.

         During 1993, 1994 and 1995, Sintel experienced net losses of $22.5 million, $5.6 million, and $15.6 million, respectively (based on the average exchange rate for each period). In 1991, 1992 and 1993 Telefonica significantly reduced its capital expenditure for telecommunications infrastructure construction services. During these years, Sintel was unable to adjust its cost structure to keep pace with the resultant decline in revenue, primarily due to the high cost of service and restrictive Spanish labor laws. However, Sintel was able to negotiate reductions in its workforce in 1993, 1994 and 1995 at a cost of $24 million, $4.3 million and $30.1 million, respectively. The Company intends to continue to reduce Sintel's cost structure to maintain and improve profitability. There can be no assurance that the Company's efforts will be successful or that other factors such as greater than anticipated reductions in demand or prices for Sintel's services or greater than anticipated labor costs will not have a material adverse effect on Sintel's financial condition or business prospects.

         LABOR RELATIONS

         Substantially all of Sintel's work force in Spain is unionized. A new labor agreement with Sintel's employee representatives has been executed with a term expiring in March 1997. There can be no assurance that future labor agreements with Sintel's employee representatives can be negotiated successfully or on favorable terms. Sintel has suffered strikes and work stoppages in the past, none of which has had a material adverse effect on Sintel. Future strikes or work stoppages, or the failure to negotiate future labor agreements on competitive terms, could have a material adverse effect on Sintel.

         NON-MAJORITY CONTROL OF LATIN AMERICAN AFFILIATES

         Sintel owns 50% or less of the affiliates through which it does business in Argentina, Chile and Peru. As a result, the Company may not be able to cause these companies to pay dividends and other distributions and its lack of majority control may inhibit the Company's ability to implement strategies that it favors.

RISK OF INVESTMENT IN FOREIGN OPERATIONS

         The Company's current and future operations and investments in certain foreign countries are generally subject to the risks of political, economic or social instability, including the possibility of expropriation, currency devaluation, hyper-inflation, confiscatory taxation or other adverse regulatory or legislative developments, or limitations on the repatriation of investment income, capital and other assets. The Company cannot predict whether any of such factors will occur in the future or the extent to which such factors would have a material adverse effect on the Company's international operations.

CURRENCY EXCHANGE RISKS

         The Company conducts business in several foreign currencies, which are subject to fluctuations in the exchange rate relative to the U.S. dollar. The Company attempts to balance its foreign currency denominated assets and liabilities as a means of hedging its balance sheet currency risk, but there can be no assurance that this balance can be maintained. In addition, the Company's results of operations from foreign activities are translated into U.S. dollars at the average prevailing rates of exchange during the period reported, which average rates may differ from the actual rates of exchange in effect at the time of actual conversion into U.S.
dollars.

DEPENDENCE ON SENIOR MANAGEMENT

         The Company's businesses are managed by a small number of key executive officers, including Jorge Mas, the Company's President and Chief Executive Officer, and Jorge L. Mas, the Company's Chairman. The loss of services of certain of these executives could have a material adverse effect on the business, financial condition and results of operations of the Company. The Company's success may also be dependent on its ability to hire and retain additional qualified management personnel. There can be no assurance that the Company will be able to hire and retain such personnel.

COMPETITION

         The Company competes with independent third parties in most of the markets in which it operates. While the Company believes that it has greater expertise, experience and resources than its competitors in many of the markets in which it operates, there are relatively few barriers to entry into such markets and, as a result, any business that has access to persons who possess technical expertise and adequate financing may become a competitor of the Company. Because of the highly competitive bidding environment in the United States for the services provided by the Company, the price of a contractor's bid has often been the deciding factor in determining whether such contractor was awarded a contract for a particular project. There can be no assurance that the Company's competitors will not develop the expertise, experience and resources to provide services that achieve greater market acceptance or that are superior in both price and quality to the Company's services, or that the Company will be able to maintain and enhance its competitive position.

         The Company also faces competition from the in-house service organizations of RBOCs, which employ personnel who perform some of the same types of services as those provided by the Company. Although a significant portion of these services currently is outsourced, there can be no assurance that existing or prospective customers of the Company will continue to outsource telecommunication infrastructure services in the future.

TECHNOLOGICAL CHANGES

         The telecommunications industry is subject to rapid technological changes. Wireline systems which are used for the transmission of video, voice and data face potential displacement by various technologies, including wireless technologies such as direct broadcast satellite television and cellular telephony. Should the use of such technologies increase, it could, over the long term, have an adverse effect on the Company's wireline operations.

CONTROLLING SHAREHOLDERS

         Jorge Mas, the Company's President and Chief Executive Officer, and his father, Jorge L. Mas, the Company's Chairman, together with other family members, beneficially own more than 50% of the outstanding shares of Common Stock of the Company. Accordingly, they have the power to control the election of the Company's directors and to effect certain fundamental corporate transactions.

SHARES ELIGIBLE FOR FUTURE SALE

         Future sales of shares by existing stockholders under Rule 144 of the Securities Act or the issuance of shares of Common Stock upon the exercise of options, could materially adversely affect the market price of shares of Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. The Company has registered 800,000 shares of Common Stock for issuance upon exercise of options granted to its employees under the Company's 1994 Stock Incentive Plan and an additional 400,000 shares of Common Stock for issuance upon the exercise of options granted to its non-employee directors under the Company's 1994 Stock Option Plan for Non-Employee Directors. In addition, the Company has registered 1,740,000 shares of Common Stock for future issuance in a shelf registration, which it may sell from time to time in the future as the Company's needs and market conditions dictate. Options to purchase approximately 133,000 shares are currently issued and exercisable. No prediction can be made as to the effect, if any, that market sales of such shares or the availability of such shares for future sales, or market sales of shares sold in offerings pursuant to this Prospectus Supplement or the availability of such shares for future sales, will have on the market price of shares of Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of the Common Stock.

ANTI-TAKEOVER PROVISIONS

         The Company's certificate of incorporation and bylaws and certain provisions of the Delaware General Corporation Law (the "DGCL") may make it difficult in some respects to effect a change in control of the Company and replace incumbent management. The existence of these provisions may have a negative impact on the price of the Common Stock, may discourage third party bidders from making a bid for the Company, or may reduce any premiums paid to stockholders for their Common Stock. In addition, the Board of Directors of the Company has the authority to fix the rights and preferences of, and to issue shares of, the Company's preferred stock, and to take other actions that may have the effect of delaying or preventing a change of control of the Company without the action of its stockholders.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.10 par value, and 5,000,000 shares of preferred stock, $1.00 par value (the "Preferred Stock"). Upon completion of the Offering, assuming all registered shares are offered, there will be approximately 17,300,000 shares of Common Stock issued and outstanding. No shares of Preferred Stock are outstanding.

COMMON STOCK

         The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Holders of Common Stock do not have cumulative rights, so that holders of more than 50% of the shares of Common Stock are able to elect all of the Company's directors eligible for election in a given year. For a description of the classification of the Board of Directors, see "--Delaware Law and Certain Provisions of Certificate of Incorporation and By-laws." The holders of Common Stock are entitled to dividends and other distributions if and when declared by the Board of Directors out of assets legally available therefor, subject to the rights of any holder of Preferred Stock that may from time to time be outstanding. Upon the liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata in the distribution of all of the Company's assets remaining available for distribution after satisfaction of all the Company's liabilities and the payment of the liquidation preference of any Preferred Stock that may be outstanding. The holders of Common Stock have no preemptive or other subscription rights to purchase shares of stock of the Company, and there are no redemptive or sinking fund provisions applicable to the Common Stock.

         The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina.

PREFERRED STOCK

         The Company's Restated Certificate of Incorporation (the "Certificate"), which is filed as an exhibit to the Registration Statement of which this Prospectus Supplement constitutes a part, authorizes the Company's Board of Directors to issue Preferred Stock in series and to establish the number of shares to be included in each such series and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Because the Board of Directors has the power to establish the preferences and rights of the shares of any such series of Preferred Stock, it may afford the holders of any Preferred Stock that may be outstanding preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. See "Risk Factors--Anti-Takeover Provisions."

DELAWARE LAW AND CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BY-LAWS

         The Certificate, the Company's By-laws (the "By-laws") and Section 203 of the DGCL contain certain provisions that may make the acquisition of control of the Company by means of a tender offer, open market purchase, proxy fight or otherwise, more difficult.

         BUSINESS COMBINATIONS. The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, subject to certain exceptions,
Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless upon consummation of such transaction, the interested stockholder owned 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or unless the business combination is, or the transaction in which such person became an interested stockholder was, approved by the board of directors of the corporation before the stockholder became an interested stockholder; or the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the corporation's stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. For purposes of Section 203, a "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder; an "interested stockholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates and associates of the issuer, did own within the last three years) 15% or more of the corporation's voting stock other than a person who owned such shares on December 23, 1987.

         In addition to the requirements in Section 203 described above, the Certificate requires the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all outstanding shares of the Company entitled to vote at an election of directors, voting together as a single class to approve certain business combinations proposed by an individual or entity that is the beneficial owner, directly or indirectly, of more than 10% of the outstanding voting stock of the Company. This voting requirement is not applicable to "business combinations" if either (i) the Company's Board of Directors has approved a memorandum of understanding with such other corporation with respect to and substantially consistent with such transaction prior to the time that such other corporation became a holder of more than 10% of the outstanding voting stock of the Company; or (ii) the transaction is proposed by a corporation of which a majority of the outstanding voting stock is owned of record or beneficially by the Company and/or any one or more of its subsidiaries
 . For purposes of this discussion, a "business combination" includes any merger or consolidation of the Company with or into another corporation, any sale or lease of all or any substantial part of the property and assets of the Company, or issuances of securities of the Company in exchange for sale or lease to the Company of property and assets having an aggregate fair market value of $1 million or more.

         CLASSIFIED BOARD OF DIRECTORS AND RELATED PROVISIONS. The Certificate provides that the number of directors of the Company shall be fixed from time to time by, or in the manner provided in, the By-laws. The By-laws provide that the number of directors will be six, the Board of Directors will be divided into three classes of directors, with each class having a number as nearly equal as possible and that directors will serve for staggered three-year terms. As a result, one-third of the Company's Board of Directors will be elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders meeting following the date the acquiror obtains the controlling interest.

         Directors may be removed with or without cause by the affirmative vote of the holders of 80 % of all outstanding voting stock entitled to vote. A majority of the entire Board of Directors may also remove any director for cause. Vacancies on the Board of Directors may be filled by a majority of the remaining directors, or by the stockholders.

         AUTHORIZED AND UNISSUED PREFERRED STOCK. On the date hereof, there are 5,000,000 authorized and unissued shares of Preferred Stock. The existence of authorized and unissued Preferred Stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy consent or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in the Company's best interests, the Board of Directors could cause shares of Preferred Stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group or create a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors. In this regard, the Certificate grants the Board of Directors broad power to establish the designations, powers, preferences and rights of each series of Preferred Stock. See "- Preferred Stock."

         STOCKHOLDER ACTION BY WRITTEN CONSENT. The By-laws provide that stockholder action can be taken only at an annual meeting or special meeting of stockholders and can only be taken by written consent in lieu of a meeting with the unanimous written consent of the stockholders.

         INDEMNIFICATION. The Certificate provides that the Company shall indemnify each director and officer of the Company to the fullest extent permitted by law and limits the liability of directors to the Company and its stockholders for monetary damages in certain circumstances. The Certificate also provides that the Company may purchase insurance on behalf of the directors, officers, employees and agents of the Company against certain liabilities they may incur in such capacity, whether or not the Company would have the power to indemnify against such liabilities.

DIVIDEND RESTRICTIONS

         The Company's credit facilities currently limit the Company's ability to pay dividends on the Common Stock. The payment of dividends on the Common Stock is also subject to the preference that may be applicable to any then outstanding Preferred Stock.


                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered by this Prospectus Supplement have been passed upon for the Company by Fried Frank Harris Shriver & Jacobson, Washington, D.C.


                                     EXPERTS

         The audited financial statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 incorporated by reference into this Prospectus Supplement have been audited by Coopers & Lybrand L.L.P., independent public accountants, as stated in its report with respect thereto.

         The audited financial statements of Sintel as of December 31, 1995, 1994 and 1993 and for each of the three years in the period ended December 31, 1995 incorporated by reference into this Prospectus Supplement have been audited by Arthur Andersen, independent public accountants, as stated in its report with respect thereto.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SHARES TO ANY PERSON, OR THE SOLICITATION OF A PROXY FROM ANY PERSON, IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IS UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.



                                TABLE OF CONTENTS

                                                                           Page
Available Information                                                        2
Incorporation of Certain Documents by Reference                              3
The Company                                                                  4
Selected Financial Information                                               7
Risk Factors                                                                 9
Description of Capital Stock                                                14
Legal Matters                                                               17
Experts                                                                     17